EXHIBIT 99.3

LETTER TO PARTICIPANTS IN THE
DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

[Letterhead of UNION NATIONAL FINANCIAL CORPORATION]

[Date]

To Participants In Union National Financial Corporation's Dividend Reinvestment and Stock Purchase Plan:

We are pleased to inform you that the Board of Directors has amended Union National's Dividend Reinvestment and Stock Purchase Plan to provide greater flexibility for voluntary cash purchases of shares of common stock in Union National to be held in the Plan.

First, we now permit shareholders to make voluntary cash payments on a monthly, instead of quarterly basis. Second, we have increased the minimum aggregate purchase per quarter from $100.00 to $500.00 and the maximum aggregate purchase per quarter from $1,000.00 to $10,000.00.

We appreciate your continued ownership of Union National's common stock. Please write or telephone either plan administrator or me at (717) 492-2222 with any questions that you may have.

Sincerely,

Mark D. Gainer
President, Chairman and Chief Executive Officer